FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides 2021 Production and Operating Guidance

Toronto, Ontario (December 9, 2020) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today provided 2021 production and operating guidance.
“This has been a transformational year for Alamos. Operationally, we continue to execute and remain on track to achieve our 2020 production, cost, and capital guidance. We also delivered on several significant catalysts which have solidified our strong outlook. We completed the lower mine expansion at Young-Davidson, transitioned to strong free cash flow generation in the third quarter, and began construction on the high-return La Yaqui Grande project and Phase III Expansion at Island Gold,” said John A. McCluskey, President and Chief Executive Officer.
“The ramp up of mining rates at Young-Davidson is expected to drive a 17% increase in our production in 2021. Young-Davidson will also be a key driver of strong ongoing free cash flow generation supporting both higher returns to shareholders and the reinvestment into high-return growth opportunities at Island Gold and Mulatos. These investments form a key part of our balanced approach to capital allocation which will provide further growth and returns that are sustainable over the long term,” Mr. McCluskey added.
2020 Operational Update
•Production and costs remain on track to achieve full year 2020 guidance
2021 Guidance Overview
•Strong production growth with guidance of 470,000 to 510,000 ounces of gold: a 17% increase from 2020 guidance (based on the mid-point), driven by significantly higher production at Young-Davidson with the completion of the lower mine expansion in July 2020
•Lower costs with total cash cost guidance of $710 to $760 per ounce: an 8% decrease from 2020 guidance (based on the mid-point) reflecting lower costs at Young-Davidson as mining rates continue to ramp up from the new lower mine infrastructure. This includes approximately $25 per ounce of COVID-19 testing and other related health and safety costs across all operations
•All-in sustaining cost (“AISC”) guidance of $1,025 to $1,075 per ounce: consistent with 2020 guidance with lower total cash costs offset by higher sustaining capital at Mulatos, which includes $50 per ounce globally related to El Salto pre-stripping activities
•Total capital guidance, excluding capitalized exploration, of $320 to $350 million: an increase from 2020 guidance of $185 to $215 million primarily reflecting higher capital spending on internal growth initiatives including La Yaqui Grande and the Phase III Expansion at Island Gold. This total capital budget includes:
◦Sustaining capital guidance of $110 to $125 million: a temporary increase from guidance of $80 to $95 million in 2020 to complete $25 million of stripping activities at the El Salto portion of the Mulatos pit
◦Growth capital guidance of $210 to $225 million: an increase from the 2020 guidance of $105 to $120 million in 2020 reflecting the ramp up of construction of La Yaqui Grande and the Phase III Expansion at Island Gold. This is partly offset by lower growth capital at Young-Davidson with the completion of the lower mine expansion in 2020

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Exploration budget increased to $50 million: up from the initial 2020 exploration budget of $36 million, reflecting increased spending at Island Gold, Mulatos, and Lynn Lake, as well as Young-Davidson, with improved access for underground drilling from the lower mine
•Strong ongoing free cash flow: La Yaqui Grande and the Phase III Expansion at Island Gold are expected to be self-funded by their respective operations at current gold prices with Young-Davidson providing strong ongoing free cash flow generation
•Increased dividend of US$0.02 per share (US$0.08 annually) to be paid out later this month, representing a 33% increase from the previous quarter: with the higher dividend rate supported by the Company’s strong free cash flow outlook at current gold prices

Outlook to 2025
•Production growth to approximately 600,000 ounces per year from existing operating mines in 2025: driven by low cost growth at Island Gold with the completion of the Phase III Expansion
•Additional growth potential to approximately 750,000 ounces per year in 2025: incorporating growth from the Lynn Lake project with permitting expected to be completed in 2022
•Declining cost profile: the completion of La Yaqui Grande and the Phase III Expansion are expected to drive all-in sustaining costs lower to approximately $800 per ounce by 2025
•Fully funded organic growth: the Company’s growth initiatives are expected to be funded internally given its strong balance sheet and free cash flow outlook

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2021 Guidance

2021 Guidance						2020 Revised Guidance (4)
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total	Total
Gold production (000’s ounces)	190-205	130-145	150-160		470-510	405-435
Cost of sales, including amortization (in millions)(3)	$255	$108	$177	—	$540	$487
Cost of sales, including amortization ($ per ounce)(3)	$1,290	$785	$1,145	—	$1,105	$1,160
Total cash costs ($ per ounce)(1)	$790-840	$430-480	$840-890	—	$710-760	$780-820
All-in sustaining costs ($ per ounce)(1)				—	$1,025-1,075	$1,030-1,070
Mine-site all-in sustaining costs ($ per ounce)(1),(2)	$1,000-1,050	$750-800	$1,060-1,110	—
Amortization costs ($ per ounce)(1)	$475	$330	$280	—	$370	$365
Corporate & Administrative (in millions)					$20	$20
Capital expenditures (in millions)
Sustaining capital(1)	$40-45	$40-45	$30-35	—	$110-125	$80-95
Growth capital(1)	$25-30	$80-85	$95-100	$10	$210-225	$105-120
Total sustaining & growth capital(1)	$65-75	$120-130	$125-135	$10	$320-350	$185-215
Capitalized exploration(1)	$7	$20	-	$7	$34	$20
Total capital expenditures(1)	$72-82	$140-150	$125-135	$17	$354-384	$205-235

(1) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.
(2) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3) Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(4) 2020 guidance was revised on July 29, 2020 reflecting COVID-19 related temporary operational suspensions & delays during Q2 2020.

The 2021 production forecast and operating cost estimates are based on the following assumptions:

Foreign Exchange Rate	2021	Operating Sites Foreign Currency Exposure	Change	Free Cash Flow Sensitivity
USD/CAD	$0.75:1	95%	$0.05	~$30 million
MXN/USD	21.0:1	40%	1.00	~$3 million

Current foreign exchange and gold hedging commitments
The Company has entered into the following foreign exchange and short term hedging arrangements to date:
•Canadian dollar: approximately 8% of Canadian dollar-denominated operating and capital costs for 2021 have been hedged, ensuring a maximum USD/CAD foreign exchange rate of $0.76:1 and allowing the Company to participate in weakness in the USD/CAD up to a rate of $0.73:1.
•Mexican peso: approximately 45% of Mexican peso-denominated operating and capital costs in 2021 have been hedged, ensuring a minimum MXN/USD foreign exchange rate of 21.0:1 and allowing the Company to participate in weakness in the MXN/USD up to a rate of 25.4:1.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Gold collar contracts: The Company also periodically enters into short term gold hedging arrangements. Currently, the Company has hedged 31,500 ounces during the first half of 2021, ensuring an average minimum gold price of $1,730 per ounce and participation up to an average gold price of $2,070 per ounce.

Gold production and costs are expected to be relatively consistent on a company-wide basis throughout 2021. Total cash costs and all-in sustaining costs include approximately $25 per ounce of COVID-19 testing and other related health and safety costs across all three operating mines.
Capital spending is expected to be slightly higher during the first half of the year, reflecting pre-stripping activities at Mulatos, and trend lower in the second half of the year. Accordingly, all-in sustaining costs are expected to be slightly lower in the second half of 2021.

Young-Davidson

Young-Davidson		Q3 YTD 2020	2020 Revised Guidance (4)	2021 Guidance
Gold Production	000 oz	88	135 – 145	190 – 205

Cost of Sales(1)	$/oz	$1,617	$1,490	$1,290
Total Cash Costs(2)	$/oz	$1,145	$990-1,030	$790-840
Mine-site AISC(2),(3)	$/oz	$1,370	$1,180-1,220	$1,000-1,050

Tonnes of ore processed	tpd	5,298	4,000-7,500	7,500-8,000
Grade processed	g/t Au	2.01	2.35-2.65	2.20-2.65
Average recovery rate	%	92%	90-92%	90-92%

Sustaining capital(2)	$ millions	$19	$30-35	$40-45
Growth capital(2)	$ millions	$63	$45-50	$25-30
Total sustaining & growth capital(2) (ex. exploration	$ millions	$82	$75-85	$65-75

Capitalized exploration(2)	$ millions	-	$1	$7
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(2) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2020 MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4) 2020 guidance was revised on July 29, 2020 reflecting COVID-19 related temporary operational suspensions & delays during Q2 2020.

Gold production at Young-Davidson is expected to increase by 41% in 2021 (based on the mid-point of guidance) driven by significantly higher mining rates following the completion of the lower mine expansion in July 2020. Underground mining rates are expected to ramp up from 7,500 tpd early in 2021 to design rates of 8,000 tpd in the second half of the year. Grades mined and processed are expected to increase through the year, ranging between 2.20 and 2.65 grams per tonne of gold (“g/t Au”). Increasing mining rates and grades are expected to drive gold production higher through the year.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total cash costs and mine-site all-in sustaining costs are expected to decrease 19% and 15% respectively from 2020 (based on the mid-point of guidance), reflecting higher mining rates and productivity improvements with the transition to the lower mine infrastructure. Costs are expected to decrease through the year reflecting the above noted increasing mining rates and grades.
Capital spending in 2021 (excluding exploration) is expected to be between $65 and $75 million, down significantly from 2020. The 2021 budget includes $14 million of spending on the new tailings facility (“TIA 1”) which will be utilized for the remaining mine life at Young-Davidson. Construction of TIA 1 is expected to be completed by the end of 2021.
Capital spending is expected to decrease in the second half of 2021 with approximately 55% of the capital budget planned for the first half of the year. With the completion of the lower mine expansion in 2020 and TIA 1 in 2021, capital spending is expected to continue to trend lower over the next few years to a long-term rate of $40 to 50 million per year.
Between higher production, lower costs and lower capital, Young-Davidson is expected to generate record mine-site free cash flow of approximately $120 million in 2021 at an $1,800 per ounce gold price.

Island Gold

Island Gold		Q3 YTD 2020	2020 Revised Guidance (4)	2021 Guidance
Gold Production	000 oz	98	130-140	130-145

Cost of Sales(1)	$/oz	$806	$840	$785
Total Cash Costs(2)	$/oz	$438	$480-520	$430-480
Mine-site AISC(2),(3)	$/oz	$653	$740-780	$750-800

Tonnes of ore processed	tpd	1,026	1,150-1,200	1,200
Grade processed	g/t Au	11.52	10.0-11.0	9.0-11.0
Average recovery rate	%	97%	96-97%	96-97%

Sustaining capital(2)	$ millions	$21	$35-40	$40-45
Growth capital(2)	$ millions	$25	$35-40	$80-85
Total sustaining & growth capital(2) (ex. exploration)	$ millions	$46	$70-80	$120-130

Capitalized exploration(2)	$ millions	$8	$15	$20

(1) Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(2) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2020 MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3) 2020 guidance was revised on July 29, 2020 reflecting COVID-19 related temporary operational suspensions & delays during Q2 2020.

Gold production is expected to be in the same range as 2020 guidance and consistent with the parameters outlined in the Phase III Expansion study released in July. Mining rates are expected to be consistent with the 2020 budget and remain stable through the year. Grades mined are expected to be above the Mineral Reserve grade in the first quarter and trend lower through the year to average slightly above 10 g/t Au for the full year. As a result, approximately 60% of full year production is expected to be in the first half of 2021.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total cash costs and mine-site all-in sustaining costs are also expected to be similar to 2020 guidance and consistent with the Phase III Expansion study.
Capital spending at Island Gold (excluding exploration) is expected to be between $120 and $130 million in 2021, consistent with the Phase III Expansion study. As planned, this represents an increase from the 2020 budget, reflecting the ramp up of spending on the Phase III Expansion. This includes advancing detailed engineering on the shaft infrastructure and paste plant, procurement of long lead time items, and starting construction on the hoist house and shaft sinking setup. A number of additional surface and underground infrastructure projects are also expected to be completed in 2021 to support the expanding operation. These include the expansion of the tailings facility, the underground workshop, and additional camp improvements.

Mulatos District

Mulatos District		Q3 YTD 2020	2020 Revised Guidance (5)	2021 Guidance
Gold Production	oz	120	140-150	150-160

Cost of Sales(1)	$/oz	$1,075	$1,135	$1,145
Total Cash Costs(2)	$/oz	$772	$840-880	$840-890
Mine-site AISC(2),(3)	$/oz	$928	$940-980	$1,060-1,110

Tonnes of ore stacked	tpd	19,484	22,000	21,000
Grades stacked	g/t Au	1.17	0.9-1.1	0.8-1.2
Combined Recovery Ratio	%	59%	60%	60%

Sustaining capital(2)	$ millions	$15	$15-20	$30-35
Growth capital(2),(4)	$ millions	$6	$15-20	$95-100
Total sustaining & growth capital(2),(4) (ex. exploration)	$ millions	$21	$30-40	$125-135

Capitalized exploration(2)	$ millions	$1	-	-

(1) Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(2) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2020 MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4) Growth capital guidance of $95-100 million in 2021 is all related to construction of La Yaqui Grande.
(5) 2020 guidance was revised on July 29, 2020 reflecting COVID-19 related temporary operational suspensions & delays during Q2 2020.

The Mulatos District is expected to produce 150,000 to 160,000 ounces of gold in 2021, consistent with long term guidance and up 7% from 2020 guidance (based on the mid-point). Cerro Pelon, the Mulatos pit, and surface stockpiles will be the main contributors to production in 2021. Grades stacked are expected to range between 0.8 g/t Au and 1.2 g/t Au and trend lower through the year resulting in higher production during the first half of the year.
Total cash costs are expected to be consistent with 2020 guidance and stable throughout 2021. Mine-site all-in sustaining costs are expected to increase from 2020 and be significantly higher during the first half of 2021, reflecting $25 million of spending to complete pre-stripping of the El Salto area of the Mulatos pit. This represents the majority of the 2021 sustaining capital budget. El Salto is expected to start contributing ore during the second half of the year.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Capital spending across the Mulatos District is expected to be between $125 and $135 million in 2021. This is an increase from 2020 reflecting higher sustaining capital to complete the above noted pre-stripping activities at El Salto and $95 to $100 million of growth capital for construction of La Yaqui Grande. Development of La Yaqui Grande started in the third quarter of 2020 with pre-stripping of the open pit area commencing in the fourth quarter. The focus in 2021 will be ongoing stripping activities, and construction of the camp facilities, heap leach facility and crushing circuit. La Yaqui Grande remains on track to begin ramping up low-cost production in the third quarter of 2022.

2021 Global Operating and Development Capital Budget

2021 Guidance				2020 Revised Guidance (2)
	Sustaining Capital(1)	Growth Capital(1)	Total	Total
Operating Mines (in millions)
Young-Davidson	$40-45	$25-30	$65-75	$75-85
Island Gold	$40-45	$80-85	$120-130	$70-80
Mulatos	$30-35	$95-100	$125-135	$30-40
Total – Operating Mines	$110-125	$200-215	$310-340	$175-205
Development Projects (in millions)
Lynn Lake	-	$6	$6	$3
Other	-	$4	$4	$7
Total – Development Projects	-	$10	$10	$10
Capitalized Exploration(1) (in millions)
Young-Davidson	-	$7	$7	$1
Island Gold	-	$20	$20	$15
Mulatos	-	-	-	-
Lynn Lake	-	$7	$7	$4
Total – Capitalized Exploration(1)	-	$34	$34	$20
Total Consolidated Budget	$110-125	$244-259	$354-384	$205-235

(1) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2020 MD&A for a description and calculation of these measures.
(2) 2020 guidance was revised on July 29, 2020 reflecting COVID-19 related temporary operational suspensions & delays during Q2 2020.

2021 Capital Budget for Development Projects
Capital spending on the Company’s development projects, excluding exploration, is expected to total $10 million. This includes $6 million focused on advancing the Lynn Lake project through the permitting process with the majority of the remainder focused on permitting and community engagement at Esperanza. Additionally, the Company expects to spend $34 million in capitalized exploration, of which the majority is earmarked for Island Gold, followed by Young-Davidson and Lynn Lake.
Lynn Lake Development Budget
The 2021 capital budget for Lynn Lake is $13 million, including $6 million for development activities and $7 million for exploration. Development spending will be focused on ongoing environmental baseline work to support permitting of the project, community engagement, and other engineering and geotechnical work. The Environmental Impact Study (“EIS”) for the project was submitted in the second quarter of 2020, initiating a permitting process which is expected to take approximately two years. This would be followed by approximately two years of construction assuming a positive construction decision.

Kirazlı Development Budget
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities.
The Company will provide updated guidance on the construction schedule and budget for Kirazlı following the receipt of the concession renewal and resumption of construction activities. Holding costs for the Company’s Turkish projects are expected to total approximately $0.7 million per month.

2021 Exploration Budget
The 2021 global exploration budget has increased to $50 million from the initial 2020 budget of $36 million. The increase reflects larger exploration programs at each of Island Gold, Mulatos, Young-Davidson and Lynn Lake. Island Gold remains the primary focus and continues to account for the largest portion of the budget with $25 million planned for 2021. This is followed by a $9 million budget at Mulatos and $7 million budgeted at each of Young-Davidson and Lynn Lake. Approximately 70% of the 2021 budget will be capitalized.
Island Gold
A total of $25 million has been budgeted in 2021 for surface and underground exploration at Island Gold, up from the initial 2020 budget of $21 million. The focus remains on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone, as well as advancing and evaluating several regional targets. The 2021 exploration budget includes 27,500 metres (“m”) of surface directional drilling, 24,000 m of underground directional drilling, 28,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 620, 790, and 840-levels.
Surface and underground exploration drilling completed in 2020 was successful in further extending high grade gold mineralization laterally and down-plunge of the Island Gold Deposit. This included the best surface exploration hole to date, MH25-04 grading 28.97 g/t Au (26.89 g/t cut) over 21.76 m true width, and MH25-03 grading 15.38 g/t Au (14.19 g/t cut) over 15.02m (both previously reported). These intercepts have extended high-grade gold mineralization over significantly greater widths in Island East up to 100 m down-plunge from the nearest Inferred Mineral Resource block (719,800 ounces grading 18.74 g/t Au (1.2 million tonnes) as of December 31, 2019).
The 2021 surface and underground exploration drilling program will continue to test the lateral and down-plunge extensions of Island Main, West, and East.
A significantly larger regional exploration program including 25,000 m of drilling is also planned in 2021. The focus will be on evaluating and advancing exploration targets outside the main Island Gold Mine area on the 9,511-hectare Island Gold property.
Mulatos
A total of $9 million has been budgeted at Mulatos for exploration in 2021. This includes 19,400 m of drilling focused on the Mulatos near-mine area, and regional targets including Carricito and Halcon.
Several regional exploration targets have been identified from a property-wide VTEM geophysical survey that was completed in late 2018. A focus of the 2021 regional exploration program will be to further evaluate these targets through systematic mapping, sampling, and ground geophysics with the objective of defining drill targets.
Young-Davidson
A total $7 million has been budgeted for exploration at Young-Davidson in 2021. This represents the first significant exploration program at Young-Davidson since 2011 with the focus over the last several years on completing the lower mine expansion and with improved access to drill from underground at depth.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The 2021 program includes 13,000 m of underground exploration drilling, 10,000 m of underground directional drilling, 3,000 m of surface drilling, and 560 m of underground exploration development to extend drill platforms on the 9220-level. The focus of the underground exploration drilling program will be to expand Mineral Reserves and Mineral Resources in five target areas that have been identified within proximity to existing underground infrastructure. The objective of the underground directional drilling program will be to utilize drill platforms that have been established within the lower mine infrastructure to target mineralization down-plunge of the Mineral Reserves and Resources, beyond the extent of any previous exploration drilling.
In addition, 3,000 m of surface drilling is planned to test near-surface targets to both the east and west along strike from Young-Davidson.
Lynn Lake
A total of $7 million, including 17,000 m of drilling, has been budgeted for exploration at the Lynn Lake project in 2021. Testing exploration targets in proximity to the Gordon and MacLellan deposits will remain the primary focus with the goal of adding to Mineral Resources. The exploration program will also further evaluate the Burnt Timber and Linkwood deposits, including updating the geological models, and defining and testing exploration targets with the objective of expanding Mineral Resources at both deposits. The Burnt Timber and Linkwood deposits contained an Inferred Mineral Resource of 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2019 and represent potential upside to the 2017 Feasibility Study.
The other key area of focus for 2021 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,500-hectare Lynn Lake Property, building on the exploration work completed in 2020.

Qualified Persons

Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this press release.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws which are referred to herein as “forward looking-looking statements”. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

by the use of forward-looking terminology such as "expect", “is expected”, “outlook”, “on track”, “continue”, “ongoing”, "will", “believe”, “anticipate”, "intend", "estimate", "forecast", "budget", “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's production forecasts and plans, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, expansion plans, project timelines, and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, forecasted cash shortfalls and the Company's ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments, Mineral Reserve and Mineral Resource estimates, and other statements that express management's expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release, but are not limited to: changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company’s shares; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas and electricity; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; changes in the Company’s credit rating; any decision to declare a dividend; employee and community relations (including maintaining social license to operate in Turkey); labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or those that may be related to future developments and expansion at Island Gold mine; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; the renewal of the Company’s mining concessions in Turkey; timely resumption of construction and development at the Kirazlı project; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax legislation) in jurisdictions in which the Company does or may carry on business in the future; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors
All Mineral Resource and Reserve estimates included in this Release or documents referenced in it have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.
The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended.
Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and dore inventory associated and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available at www.alamosgold.com.

11 | ALAMOS GOLD INC